April 14, 2025

Samuel K. Goldstein, Esq.
Lincoln Financial Group
Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA 19087-5221
Email: Sam.Goldstein@lfg.com

   Re:         Lincoln Bain Capital Total Credit Fund, LP, File Nos.
333-285896, 811-24066

Dear Mr. Goldstein:

        We have reviewed the registration statement for the Lincoln Bain Capital Total Credit
Fund filed on Form N-2 with the Securities and Exchange Commission on March 19, 2025, and
have the comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

   General

1. The filing is materially incomplete at this time. Please provide the staff with all missing information and disclosure for review as soon as practicable including, without limitation, the completed fee table, hypothetical expense examples, effects of leverage disclosure, references to the auditor, auditor consent, and financial statements.

2. Please confirm how the Fund intends to comply with the seed capital requirements of
   Section 14(a) of the Investment Company Act of 1940.

3. The staff   s comments for the Lincoln Royalties Income Fund, LP prospectus apply to the
   Lincoln Bain Capital Total Credit Fund prospectus, as applicable.

   Cover Page

4. Disclosure on the cover page states:    Under normal circumstances, credit
investments will
   represent at least 80% of the Fund   s net assets.    Please include    plus
borrowings for
   investment purposes    after    net assets.    This clarification should
also be made on p. 1 of the
   prospectus under the subheading    Investment Opportunities and Strategies
 in the    Summary
   of Terms    section and elsewhere, as appropriate.
 Samuel Goldstein
Lincoln Bain Capital Total Credit Fund, LP
April 14, 2025
Page 2


5. Disclosure on the cover page states,    The Fund will provide liquidity
through quarterly offers
   to repurchase a limited amount of the Fund   s Shares (at least 5%).
Please clarify here that
   the Fund will provide only    limited liquidity    through the quarterly
repurchase offers.

6. Disclosure on the cover page states,    There is no assurance that quarterly
distributions paid
   by the Fund will be maintained at the targeted level or that distributions will be paid at all.
   Please clarify what is meant by    targeted level    or delete the
reference. The prospectus does
   not appear to include any disclosure regarding a specific    targeted level
  of distributions.

    Summary of Terms

7. The prospectus states on p. 1 and pp. 47-48, that the fund's sub-adviser, BCSF Advisors, LP has entered into a Resource Sharing Agreement with an affiliate, Bain Capital Credit, LP under which Bain Capital Credit provides the sub-adviser with investment professionals, including portfolio managers, and access to other resources. Please supplementally describe to the staff the following:

    (1) the specific services Bain Capital Credit and its employees will provide on the sub-
        adviser's behalf and why those services do not amount to investment advisory services provided to the Fund;

    (2) the extent to which the sub-adviser will depend on Bain Capital Credit's personnel in providing investment advisory services;

    (3) whether personnel of Bain Capital Credit who provide investment advice with respect to the Fund will be supervised persons of the sub-adviser under Section 202(a)(25) of the
        Investment Advisers Act of 1940;

    (4) whether and what fees are paid to Bain Capital Credit for the described services under the resource sharing agreement or otherwise;

    (5) whether Bain Capital Credit is considered to be a fiduciary with respect to the Fund in connection with providing the described services; and

    (6) how Bain Capital Credit is affiliated with the sub-adviser and the Fund (i.e., controlled subsidiary, wholly or majority owned subsidiary), the registration status of Bain Capital
        Credit, and where it is domiciled.

    Summary of Fees and Expenses

8. Please clarify any assumptions in relation to the treatment of the incentive fee in the expense example on p. 13.
 Samuel Goldstein
Lincoln Bain Capital Total Credit Fund, LP
April 14, 2025
Page 3


    Investment Objective, Opportunities and Strategies

9. Please confirm supplementally to the staff whether the Fund intends to
warehouse    any
   investments prior to launch. If so, the staff may have additional comments.

    Types of Investments and Related Risks

10. Under the sub-heading    Risks Related to Investment Strategies, Fund
Investments, and the
    Fund   s Investment Program   , the Fund has included a risk entitled
Risks of Certain Non-
    U.S. Investments    on pp. 39-40. This risk does not address the risks of
investing in emerging
    markets, even though the strategies section notes on p. 18 that the    Fund
expects to make
    investments in non-U.S. entities, including issuers in emerging markets.
If this is part of the
    fund's principal investment strategy, please include risk disclosure regarding emerging markets, or add a separate emerging markets risk.

    Management of the Fund

11. In the section entitled    Portfolio Managers    on p. 59, Form N-2
requires the Fund to disclose,
    among other things, each portfolio manager   s business experience during
the past 5 years.
    Please revise the disclosure to clarify the roles and titles each Portfolio Manager has held at
    Bain Capital within the past 5 years. If they've held their current positions for more than 5 years, please add the year they acquired their current titles. See Item 9.1.c of Form N-2.

    Investment Management Fee and Incentive Fee

12. Under the sub-heading    Incentive Fee    on p. 63, please include examples
and/or graphical
    representations showing how the incentive fee works, including the hurdle rate and catch-up components.

Closing

          We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

           If you intend to omit certain information from the form of the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
Act of 1933, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.
 Samuel Goldstein
Lincoln Bain Capital Total Credit Fund, LP
April 14, 2025
Page 4


         Please advise us of any exemptive applications or no-action requests you have submitted or expect to submit in connection with your registration statement.

          Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions regarding this letter, please contact me at (202) 551-6405.

                                             Sincerely,


                                             /s/ Samantha A. Brutlag
                                             Samantha A. Brutlag
                                             Senior Counsel
                                             Disclosure Review Office

cc:     Michael J. Spratt, Assistant Director
        Michael Kosoff, Senior Special Counsel